UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form 11-K

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ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010

OR

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from __________ to __________

Commission file number 001-34005

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A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Lender Processing Services, Inc.
401(k) Profit Sharing Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Lender Processing Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN
Financial Statements and Supplemental Schedules
All other schedules are omitted because they are not applicable or not required based on disclosure requirements of the Employee Retirement Income Security Act of 1974 and regulations issued by the Department of Labor.

Report of Independent Registered Public Accounting Firm
Lender Processing Services, Inc.
Group Plans Committee:
We have audited the accompanying statements of net assets available for benefits of Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2010 and 2009, and the related statements of changes in net assets available for benefits for the years ended December 31, 2010 and 2009. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the years ended December 31, 2010 and 2009, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, Schedule H, Line 4i - Schedule of Assets (Held at End of Year), is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ KPMG LLP
June 29, 2011
Jacksonville, Florida
Certified Public Accountants

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2010 and 2009

	2010	2009
Assets:
Investments, at fair value:
Employer common stocks	$16,853,883	$22,410,775
Common stocks	—	8,428,217
Common/collective trust funds	68,821,026	57,904,253
Corporate bond funds	22,575,826	17,750,983
Mutual funds	103,253,997	70,602,605
Other cash equivalents	257,061	499,060
Total investments, at fair value	211,761,793	177,595,893
Receivables:
Participant contributions	1,259,850	1,181,071
Employer contributions	405,182	416,695
Notes receivable from participants	8,428,836	6,655,808
Due from broker for securities sold	500,426	418,007
Accrued interest	68	127
Total receivables	10,594,362	8,671,708
Total assets	222,356,155	186,267,601
Liabilities:
Due to broker for securities purchased	396,601	1,020,627
Total liabilities	396,601	1,020,627
Net assets available for benefits, before adjustments	221,959,554	185,246,974
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(788,451)	(66,990)
Net assets available for benefits	$221,171,103	$185,179,984
See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2010 and 2009

	2010	2009
Investment income:
Net appreciation in fair value of investments	$10,595,680	$26,269,184
Interest	364,425	977,429
Dividends	1,837,075	1,831,689
Total investment income	12,797,180	29,078,302
Contributions:
Participant	26,633,694	24,202,601
Employer	10,598,792	9,422,566
Rollovers from qualified plans	3,526,248	3,721,488
Total contributions	40,758,734	37,346,655
Deductions from net assets:
Benefits paid to participants	17,402,786	9,878,095
Administrative expenses	162,009	81,656
Total deductions from net assets	17,564,795	9,959,751
Increase in net assets	35,991,119	56,465,206
Net assets available for benefits:
Beginning of year	185,179,984	128,714,778
End of year	$221,171,103	$185,179,984
See accompanying notes to the financial statements.

LENDER PROCESSING SERVICES, INC.
401(k) PROFIT SHARING PLAN

Notes to the Financial Statements
December 31, 2010 and 2009

(1)    Description of the Plan

The following description of the Lender Processing Services, Inc. 401(k) Profit Sharing Plan (the “LPS Plan”) provides only general information. The LPS Plan and its related Trust are intended to qualify as a profit-sharing plan and trust under Section 401(a) and 501(a) of the Internal Revenue Code (the “Code”), with a cash or deferred arrangement within the meaning of Section 401(k) of the Code. In addition, the LPS Plan is intended to qualify as a stock bonus plan that satisfies the requirements of an employee stock ownership plan (“ESOP”) within the meaning of Section 4975(e)(7) of the Code. The ESOP portion of the LPS Plan is designed to invest primarily in shares of Lender Processing Services, Inc. (“LPS,” the “Company,” or the “Employer”).

The purpose of the LPS Plan is to provide retirement benefits to participants and their beneficiaries in a manner consistent and in compliance with the Code and the Employee Retirement Income Security Act of 1974 (“ERISA”). The Company shall maintain and administer the LPS Plan for the exclusive benefit of participants and their beneficiaries. Participants should refer to the LPS Plan document for more complete information on the LPS Plan's provisions.

(a)    General

The LPS Plan is a defined contribution retirement plan covering all employees of the Company, who have attained age 18, have completed 90 days of service if full-time, or, if part-time, worked a minimum of 1,000 hours. Union, temporary and leased employees are not eligible to participate in the LPS Plan. Employees are automatically enrolled in the LPS Plan if they do not decline within 30 days of becoming eligible.

On July 2, 2008, Fidelity National Information Services, Inc. (“FIS”) distributed to its shareholders a dividend of one-half share of the Company's common stock, par value $0.0001 per share, for each issued and outstanding share of FIS common stock held on June 24, 2008, which is referred to as the “spin-off.” Prior to the spin-off, LPS's employees participated in qualified plans sponsored by Fidelity National Financial, Inc. (“FNF”) (through November 9, 2006) and FIS (from November 9, 2006 through July 2, 2008). The LPS Plan is now sponsored by the Company for the benefit of its employees as noted above.

(b)    Contributions

During 2010 and 2009, participants could contribute up to 40% of pretax annual compensation through payroll deductions, as defined in the LPS Plan. Participants who have attained age 50 before the end of the LPS Plan year are eligible to make catch up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans, as well as direct rollovers from individual retirement accounts or annuities. During 2010 and 2009, the Company made matching contributions equal to 50% of participant deferrals up to 6% of eligible compensation for all LPS Plan participants. Discretionary employer contributions may be made at the option of the Company's board of directors.

The Company match for the years ended December 31, 2010 and 2009 was $10,598,792 and $9,422,566, which was funded throughout 2010 and 2009, respectively. No discretionary employer contributions were made during 2010 or 2009, other than the company's true-up matching contribution to correct an unequal allocation of the matching contributions for the plan years. Contributions are subject to certain limitations.

Management has determined that one or more participants made changes in their deferral contribution elections under the Plan which were not properly included in the employers payroll system on a timely basis.  This has resulted in incorrect deferral contributions and possibly incorrect matching contributions for one or more Plan participants.  Management is investigating these issues and will take appropriate steps to correct the errors under the Employee Plans Compliance Resolution System (Internal Revenue Procedure 2008-50).

(c)    Participant Accounts

Each participant's account is credited with the participant's contribution, the employer's contribution, and an allocation of LPS Plan earnings and charged with an allocation of LPS Plan losses and expenses, if any.

Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

(d)    Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching and discretionary contribution portion of their accounts, plus actual earnings thereon, is based on years of service as follows:

Number of years of service	Vested percentage
Less than 1 year	—%
1 year	34%
2 years	67%
3 years	100%

(e)    Forfeitures

Upon termination of employment, the nonvested portion of a participant's interest in their account attributable to employer contributions will be forfeited. These forfeitures can be used to restore the accounts of former LPS Plan participants, pay administrative expenses of the LPS Plan, if not paid by the Company, or reduce future Company matching contributions. During 2010 and 2009, $440,679 and $369,113, respectively, of forfeitures were used to reduce Company matching contributions. There were $15,629 and $86,003 of unused forfeitures as of December 31, 2010 and 2009, respectively.

(f)    Notes Receivable from Participants

Participants may borrow from their fund accounts in increments of a minimum of $1,000, and are permitted to have two loans outstanding at a time. Loans may generally be taken up to 50% of a participant's vested account balance, but cannot exceed $50,000. Notes are generally repaid through payroll deductions with a 5-year maximum limit, except for loans for home purchases which may have terms up to 10 years. Interest rates are set at the date of the loan at a rate equal to prime plus 1%. Loan related fees for set-up and maintenance are paid by the participant. Interest rates ranged from 4.25% to 9.75% on notes receivable outstanding as of December 31, 2010 and 2009.

(g)    Payment of Benefits

Withdrawals from participant accounts may be made only for the following reasons: retirement at the LPS Plan's normal retirement age (65); when a participant reaches age 59 1/2; or upon disability, death, or termination of employment. On termination of employment, a participant may receive the value of the participant's vested interest in his or her account as a lump-sum distribution. If a participant's account balance is less than $1,000 upon retirement or termination, a lump-sum distribution of the participant's account will be made automatically.

(h)    Administration

During 2010 and 2009, the trustee of the LPS Plan was Wells Fargo Bank, NA (“Wells Fargo,” or the “Trustee”). Wells Fargo also performs participant recordkeeping and other administrative duties for the LPS Plan. The Lender Processing Services, Inc. Group Plans Committee (the “Committee”) oversees the LPS Plan's operations.

(i)    Administrative Expenses

Under the terms of the LPS Plan document, administrative expenses of the LPS Plan are paid by the LPS Plan or LPS.

(j)    Investment Options

Participants may direct their elective deferrals in and among various investment options. Participants may change their investment elections and transfer funds between investment options on a daily basis. As of December 31, 2010 and 2009, the investment options consisted of one Employer common stock fund, four common/collective trust funds, three corporate bond funds, and seven mutual funds. Investments in the Company's common stock fund include an investment in a money market fund for liquidity purposes.

The balances for participants who previously invested in shares of FIS common stock under the plan sponsored by FIS were transferred into a frozen FIS Stock Fund. The fund appreciates and depreciates with the value of the FIS common stock, but participants can no longer make contributions into the FIS Stock Fund. The balances for participants who previously invested in shares of FNF common stock under the plan sponsored by FNF were transferred into a frozen FNF Stock Fund. The fund appreciates and depreciates with the value of the FNF common stock, but participants can no longer make contributions into the FNF Stock Fund. At the direction of the Committee, on December 31, 2009, LPS Plan participant balances in the FIS and/or the FNF frozen stock funds in the LPS Plan were liquidated and automatically transferred into the Oakmark Equity and Income Fund Class One mutual fund, as soon as was administratively feasible in 2010.

Dividends paid by the Company with respect to shares of LPS stock held by the ESOP shall be (1) paid in cash directly to participants in the ESOP, (2) paid in cash directly to the ESOP and distributed in cash to the participants in the ESOP, or (3) paid to the LPS Plan and reinvested in LPS common stock. Cash dividends received on shares of LPS common stock will be allocated to each participant's ESOP allocations account based on the number of shares of LPS common stock held in each such account, unless the participant elects to receive such dividends in cash.

(k)    Voting Rights

Participants are entitled to direct the trustee with respect to the voting of any shares of LPS common stock allocated to their accounts. Shares for which no direction is received shall be voted by the trustee in the same manner and proportion as the shares for which direction is received.

(2)    Summary of Significant Accounting Policies

(a)    Basis of Presentation

The financial statements of the LPS Plan are prepared on the accrual basis of accounting.

The statements of net assets available for benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits is prepared on a contract value basis.

(b)    Use of Estimates

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires the LPS Plan's management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)    Risk and Uncertainties

The LPS Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits.

(d)    Concentration of Investments

Included in the LPS Plan's net assets available for benefits as of December 31, 2010 are investments in Employer common stock (570,931 shares) amounting to $16,853,883, or approximately $29.51 per share, whose value represents approximately 8.0% of the LPS Plan's investments.

As of June 28, 2011, the per share value of Employer common stock was $20.52.

Included in the LPS Plan's net assets available for benefits as of December 31, 2009 are investments in Employer common stock (551,175 shares) amounting to $22,410,775 whose value represents approximately 12.6% of the LPS Plan's investments.

(e)    Investment Valuation and Income Recognition

The following is a description of the valuation methodologies used as of December 31, 2010 and 2009:

Common stocks and other cash equivalents: Valued at the closing price reported on the active market on which the security is traded as of December 31, 2010 and 2009.

Common/collective trust funds: Valued at the net asset value (“NAV”) as determined by the Trustee by using estimated fair value of the underlying assets held in the fund as of December 31, 2010 and 2009. The NAV is used as a practical expedient for fair value.

Mutual funds and corporate bond funds: Valued based on quoted market prices of shares held by the LPS Plan as of December 31, 2010 and 2009.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

The Wells Fargo Stable Return Fund N4 (the “Stable Return Fund”) is a common/collective trust fund (“CCT Fund”) that invests in guaranteed investment contracts and synthetic investment contracts. Contract value is the relevant measurement attribute for the Stable Return Fund's portion of the net assets available for benefits because contract value is the amount the participants would receive if they were to initiate permitted transactions under the terms of the LPS Plan.

(f)    Payment of Benefits

Benefits are recorded when paid.

(g)    Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost.

(h)    Reclassifications

Certain amounts in prior fiscal years have been reclassified to conform to the presentation adopted in the current fiscal year.

(3)    Investments

Investments that represent 5% or more of the LPS Plan's net assets, at fair value, as of December 31, 2010 and 2009 are as follows:

	2010	2009
Wells Fargo Stable Return Fund N4	$36,578,084	$33,561,984
Oakmark Equity and Income Fund Class One	48,235,659	28,058,654
Lender Processing Services, Inc. common stock	16,853,883	22,410,775
Wells Fargo S&P 500 Index Fund N	17,061,730	13,641,395
Van Kampen Comstock Fund Class A (1)	11,179,203	8,708,003
Artio International Equity Fund Institutional Shares	12,675,312	11,247,352
American Growth Fund of America Class R4	13,323,544	11,205,547
All other investments less than 5%	55,854,378	48,762,183
Total investments, at fair value	$211,761,793	$177,595,893
_________
(1) These funds did not represent more than 5% of the LPS plan's net assets, at fair value, as of December 31, 2009, but are included in the table for comparative purposes due to their December 31, 2010 balances exceeding 5%.

During 2010 and 2009, the LPS Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by investment type, as follows:

	2010	2009
Employer common stock	$(6,004,081)	$6,263,686
Common stock	193,481	1,355,432
Common/collective trust funds	5,377,449	6,077,454
Corporate bond funds	897,077	1,150,660
Mutual funds	10,131,754	11,421,952
Net appreciation in value of investments	$10,595,680	$26,269,184

(4)    Investment in Common Collective Trust Funds

The LPS Plan invests in CCT Funds managed by Wells Fargo, which include the Stable Return Fund, Wells Fargo S&P 500 Index Fund N (the “S&P 500 Index Fund”), Wells Fargo S&P Midcap Index Fund G (the “S&P Midcap Index Fund”) and Wells Fargo International Equity Index Fund G (the “International Equity Index Fund”). The Stable Return Fund invests in guaranteed investment contracts and synthetic investment contracts. The S&P 500 Index Fund invests in common stocks in substantially the same percentages as the S&P 500 Index with the objective of approximating, before fees and expenses, the total return of the S&P 500 Index. The S&P Midcap Index Fund invests in equities of the S&P Midcap Index with the objective of approximating, before fees and expenses, the total return of the S&P Midcap Index. The International Equity Index Fund generally intends to remain 90% invested in stocks comprising the Morgan Stanley Capital International Europe Australasia and Far East Index and 10% in cash reserves and seeks to approximate the total return, before deduction of fees and expenses, as measured by the index. The CCT Funds are credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. Notwithstanding a twelve month replacement notification requirement on the Stable Return Fund, the CCT Funds do not have limiting terms, or restrictions on redemption. Additionally, the CCT Funds are not subject to future unfunded commitments, and it is not probable that they will be sold at a value other than NAV.

As stated in notes 2(a) and 2(e), the Stable Return Fund, which is deemed to be fully benefit-responsive, is stated at fair value in the statements of net assets available for benefits, with a corresponding adjustment to reflect contract value. The fair value of the Stable Return Fund as of December 31, 2010 and 2009 was $36,578,084 and $33,561,984, respectively. The contract value of the Stable Return Fund as of December 31, 2010 and 2009 totaled $35,789,633 and $33,494,994 , respectively. During 2010 and 2009, the average yield of the Stable Return Fund was approximately 2.4% and 3.4%, respectively. This represents the annualized earnings of all investments in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund. During 2010 and 2009, the crediting interest rate of the Stable Return Fund was approximately 2.9% and 3.3%, respectively. This represents the annualized earnings credited to participants in the Stable Return Fund, divided by the fair value of all investments in the Stable Return Fund.

Certain events limit the ability of the LPS Plan to transact at contract value with the issuer. Such events include the following: (1) the LPS Plan's failure to qualify under Section 401(a) or Section 401(k) of the IRC, (2) the establishment of a defined contribution plan that competes with the LPS Plan for employee contributions, (3) any substantive modification of the Stable Return Fund or the administration of the Stable Return Fund that is not consented to by the issuer, (4) any change in law, regulation or administrative ruling applicable to the LPS Plan that could have a material adverse effect on the Stable Return Fund's cash flow, (5) any communication given to participants by the Committee or Wells Fargo that is designed to induce or influence participants to avoid investing in the Stable Return Fund or to transfer assets out of the Stable Return Fund, and (6) any transfer of assets from the Stable Return Fund directly to a competing investment option. The occurrence of any of these events that would limit the LPS Plan's ability to transact at contract value with participants is not probable.

The credit rating assigned to Wells Fargo by Standard & Poor's is currently AA-. There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based upon a formula agreed upon with the issuer but will not be less than zero percent. Such crediting rates are reset on a quarterly basis.

(5)    Fair Value Measurements

The fair value of a financial instrument is the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Investments are measured at fair value in the statements of net assets available for benefits. Participant and employer contributions receivable and amounts due to and from brokers approximate fair value based on their short-term nature. The fair value of financial assets and liabilities are determined using the following fair value hierarchy:

Level 1 Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the LPS Plan has the ability to access.

Level 2 Inputs to the valuation methodology include:

Quoted prices for similar assets or liabilities in active markets;

Quoted prices for identical or similar assets or liabilities in inactive markets;

Inputs other than quoted prices that are observable for the asset or liability;

Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.
Assets are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The LPS Plan's management believes that valuation methods are appropriate and consistent with other market participants. The use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level within the fair value hierarchy the LPS Plan's investment assets measured at fair value, as of December 31, 2010 and 2009:

December 31, 2010	Level 1	Level 2	Level 3	Total
Employer common stock	$16,853,883	$—	$—	$16,853,883
Common/collective trust funds	—	68,821,026	—	68,821,026
Corporate bond funds	22,575,826	—	—	22,575,826
Mutual funds:
Balanced	48,235,659	—	—	48,235,659
Equities	55,018,338	—	—	55,018,338
Other cash equivalents	257,061	—	—	257,061
Total investments, at fair value	$142,940,767	$68,821,026	$—	$211,761,793

December 31, 2009	Level 1	Level 2	Level 3	Total
Employer common stock	$22,410,775	$—	$—	$22,410,775
Common stocks	8,428,217	—	—	8,428,217
Common/collective trust funds	—	57,904,253	—	57,904,253
Corporate bond funds	17,750,983	—	—	17,750,983
Mutual funds:
Balanced	28,058,654	—	—	28,058,654
Equities	42,543,951	—	—	42,543,951
Other cash equivalents	499,060	—	—	499,060
Total investments, at fair value	$119,691,640	$57,904,253	$—	$177,595,893

We evaluated the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the year ended December 31, 2010, there were no significant transfers in or out of levels 1, 2 or 3.

(6)    Related-Party Transactions

Certain LPS Plan investments are shares of common/collective trust funds managed by Wells Fargo. Wells Fargo is the trustee as defined by the LPS Plan, and therefore, these transactions qualify as party-in-interest transactions. Transactions involving shares of common stock of the Company, FIS, and FNF are also party-in-interest transactions. Dividends on these common stock shares totaled $217,578 and $516,967 for the 2010 and 2009 periods. As of January 8, 2010, all investments in FIS and FNF stocks were sold and the funds were transferred into the Oakmark Equity and Income Fund Class One mutual fund.

(7)    Income Tax Status

The LPS Plan is a defined contribution plan that is intended to be qualified under Section 401(a) of the Code. The LPS Plan is required to operate in conformity with the Code to maintain its qualification as tax exempt. The LPS Plan submitted an initial application for a determination letter with the Internal Revenue Service on December 1, 2008. The Company believes that the LPS Plan currently is designed and being operated in compliance with the applicable requirements of the Code and, therefore, the LPS Plan qualifies under Section 401(a) of the Code and is exempt from tax under section 501(a) of the Code.

U.S. generally accepted accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010 and 2009, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is not subject to income tax examinations for years prior to 2008.

(8)    Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the LPS Plan to discontinue its contributions at any time and to terminate the LPS Plan subject to the provisions of ERISA. In the event of the LPS Plan's termination, participants will become 100% vested in their employer contributions.

(9)    New Accounting Pronouncements

In January 2010, the FASB updated ASU No. 2010-06, “Improving Disclosures about Fair Value Measurements” (“ASU 2010-06”), to require additional disclosures about fair value measurements regarding transfers between fair value categories as well as purchases, sales, issuances and settlements related to fair value measurements of financial instruments with non-observable inputs. This update is effective for annual periods beginning after December 15, 2009 except for disclosures about purchases, sales, issuances and settlements of financial instruments with non-observable inputs, which are effective for years beginning after December 15, 2010. The adoption of this standard did not have a material impact on our financial statements.   We do not expect the update effective for the year ending December 31, 2011 to have a material impact on the Plan's financial statements.

In January 2010, the FASB issued ASU No. 2010-25, “Plan Accounting - Defined Contribution Pension Plans” (“ASU 2010-25”), which requires disclosure and measurement changes related to participant loans.  For reporting purposes, participant loans shall be classified as notes receivable from participants and are no longer subject to fair value measurement disclosure requirements.  In addition, notes receivable from participants are measured at amortized cost.  We adopted the amendments in ASU 2010-25 effective January 1, 2010, and have applied it retrospectively throughout the LPS Plan's financial statements.

(10) Reconciliation of Financial Statements to Form 5500

Following is a reconciliation of net assets available for benefits per the financial statements to the expected 2010 Form 5500 and to the actual 2009 Form 5500:

	2010	2009
Net assets available for benefits per the financial statements	$221,171,103	$185,179,984
Less: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	788,451	66,990
Net assets available for benefits per the Form 5500	$221,959,554	$185,246,974

Following is a reconciliation of investment income (loss) per the financial statements to the expected 2010 Form 5500 and the actual 2009 Form 5500:

	2010	2009
Total investment income per the financial statements	$12,797,180	$29,078,302
Plus: Prior year adjustment from fair value to contract value for fully benefit-responsive investment contracts	(66,990)	1,597,498
Plus: Current year adjustment from fair value to contract value for fully benefit-responsive investment contracts	788,451	66,990
Total investment income per the Form 5500	$13,518,641	$30,742,790

(11) Subsequent Events

The LPS Plan's management evaluated all activity of the LPS Plan and concluded that no subsequent events have occurred that would require recognition in the LPS Plan's financial statements.

As of March 3, 2011, the LPS Plan was amended to in order to change the LPS matching contribution to be discretionary.

The per share value of Employer common stock as of the close of trading on June 28th, 2011 was $20.52.

LENDER PROCESSING SERVICES, INC. 401(k) PROFIT SHARING PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2010

	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, number of shares, collateral, par or maturity value	Current value
	Employer common stocks:
(1)	Lender Processing Services, Inc.	Common stock, 570,931 shares	$16,853,883

	Common/collective trust funds:
(1)	Wells Fargo	Wells Fargo Stable Return Fund N4, 782,667 shares	36,578,084
(1)	Wells Fargo	Wells Fargo S&P 500 Index Fund N, 286,078 shares	17,061,730
(1)	Wells Fargo	Wells Fargo S&P Midcap Index Fund G, 475,540 shares	9,415,688
(1)	Wells Fargo	Wells Fargo International Equity Index Fund G, 427,709 shares	5,765,524

	Corporate bond funds:
	Vanguard Investments	Vanguard Intermediate Term Bond Index Signal Fund, 536,652 shares	6,015,872
	Pacific Investment Management Company	Pimco Real Return Bond Fund Class Institutional, 521,365 shares	5,922,703
	The Dreyfus Corporation	Dreyfus Intermediate Term Income Fund Class A, 813,245 shares	10,637,251

	Mutual funds:
	The Oakmark Funds	Oakmark Equity and Income Fund Class One, 1,738,848 shares	48,235,659
	Van Kampen Investments	Van Kampen Comstock Fund Class A, 710,693 shares	11,179,203
	American Funds	American Growth Fund of America Class R4, 441,323	13,323,544
	RS Investments	Robertson Stephens Value Fund Class A, 256,014 shares	6,633,323
	The Dreyfus Corporation	Dreyfus Small Cap Stock Index Fund, 242,820 shares	4,958,378
	The Hartford	Hartford Small Company HLS Fund Class 1B, 363,712 shares	6,248,578
	The Julius Baer Group	Artio International Equity Fund Institutional Shares, 420,548 shares	12,675,312

	Other cash equivalents:
(1)	Wells Fargo	Wells Fargo Short-Term Investment Fund G, 257,061 shares	257,061

	Other:
	Notes receivable from participants	Varying maturities and interest rates from 4.25% to 9.75%. A total of 2,015 loans are outstanding.	8,576,119
			$220,337,912

(1)	Represents a party-in-interest.

See accompanying report of independent registered public accounting firm.

Pursuant to the requirements of the securities exchange act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Lender Processing Services, Inc.
401(k) Profit Sharing Plan

Date: June 29, 2011                        /s/ Gregory Williamson
Gregory Williamson
TRUSTEE

EXHIBIT INDEX

Exhibit No.		Page No.
23	Consent of KPMG LLP